Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON MAY 31, 2024

Reference is made to the circular (the “Circular”) of Li Auto Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 24, 2024. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on May 31, 2024, the Notice of which was given to the Shareholders on April 24, 2024, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

			NUMBER OF VOTES CAST		TOTAL	TOTAL
	ORDINARY RESOLUTIONS		AND PERCENTAGE (%)		NUMBER	NUMBER OF
			FOR	AGAINST	OF VOTING SHARES	VOTES CAST

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.	Class A Ordinary Shares	990,402,630	6,603,998	997,006,628	997,006,628
			(99.337617%)	(0.662383%)
		Class B Ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)
		TOTAL NUMBER (CLASS A & CLASS B)	4,548,523,430	6,603,998	1,352,818,708	4,555,127,428
			(99.855021%)	(0.144979%)

2.	To re-elect Mr. Xing Wang as a non-executive Director.	Class A Ordinary Shares	827,295,145	169,115,625	996,410,770	996,410,770
			(83.027519%)	(16.972481%)
		Class B Ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)
		TOTAL NUMBER (CLASS A & CLASS B)	4,385,415,945	169,115,625	1,352,222,850	4,554,531,570
			(96.286871%)	(3.713129%)

			NUMBER OF VOTES CAST		TOTAL	TOTAL
	ORDINARY RESOLUTIONS		AND PERCENTAGE (%)		NUMBER	NUMBER OF
			FOR	AGAINST	OF VOTING SHARES	VOTES CAST

3.	To re-elect Mr. Zhenyu Jiang as an independent non-executive Director.	Class A Ordinary Shares	903,861,299	93,139,877	997,001,176	997,001,176
			(90.657997%)	(9.342003%)
		Class B Ordinary Shares	355,812,080	0	355,812,080	355,812,080
			(100.000000%)	(0.000000%)
		TOTAL NUMBER (CLASS A & CLASS B)	1,259,673,379	93,139,877	1,352,813,256	1,352,813,256
			(93.115097%)	(6.884903%)

4.	To authorize the Board to fix the remuneration of the Directors of the Company.	Class A Ordinary Shares	988,961,636	8,012,006	996,973,642	996,973,642
			(99.196367%)	(0.803633%)
		Class B Ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)
		TOTAL NUMBER (CLASS A & CLASS B)	4,547,082,436	8,012,006	1,352,785,722	4,555,094,442
			(99.824109%)	(0.175891%)

5.	To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary Shares and/ or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	672,464,461	324,550,053	997,014,514	997,014,514
			(67.447811%)	(32.552189%)
		Class B Ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)

		TOTAL NUMBER (CLASS A & CLASS B)	4,230,585,261	324,550,053	1,352,826,594	4,555,135,314
			(92.875073%)	(7.124927%)

6.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	994,653,424	804,700	995,458,124	995,458,124
			(99.919163%)	(0.080837%)
		Class B Ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)

		TOTAL NUMBER (CLASS A & CLASS B)	4,552,774,224	804,700	1,351,270,204	4,553,578,924
			(99.982328%)	(0.017672%)

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
7.	To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	675,003,220	322,011,682	997,014,902	997,014,902
			(67.702420%)	(32.297580%)

		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,233,124,020 (92.930799%)	322,011,682 (7.069201%)	1,352,826,982	4,555,135,702

8.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.	Class A Ordinary Shares	994,821,154	640,174	995,461,328	995,461,328
			(99.935691%)	(0.064309%)

		Class B Ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
		TOTAL NUMBER (CLASS A & CLASS B)	1,350,633,234 (99.952624%)	640,174 (0.047376%)	1,351,273,408	1,351,273,408

Notes:

(a)	As a simple majority of the valid votes held by Shareholders (including proxies and authorized representatives) attending the AGM were cast in favour of each of the resolutions numbered 1 to 8, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, (i) the total number of issued Shares was 2,122,020,268 Shares, comprising 1,766,208,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares; and (ii) there were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

(c)	Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 2,122,020,268 Shares, comprising 1,766,208,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares as at the date of the AGM.

(e)	According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes in respect of the resolutions numbered 1, 2 and 4 to 7 on the proposed receipt and adoption of the audited consolidated financial statements, reports of Directors and independent auditor, the proposed re-election of a non-executive Director, the proposed authorization for the Board to fix the remuneration of the Directors, the proposed Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 3 and 8 on the proposed re-election of an independent non-executive Director and the proposed re-appointment of independent auditors.

(f)	The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g)	Mr. Xiang Li and Mr. Tie Li, executive Directors, have attended the AGM in person. Mr. Hongqiang Zhao, Mr. Zhenyu Jiang and Prof. Xing Xiao, independent non-executive Directors, have attended the AGM through the telecommunication facilities. The other Directors did not attend the AGM due to other business commitments.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, May 31, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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